[Windrose Medical Properties Trust Letterhead]

May 20, 2005

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Windrose Medical Properties Trust Form 10-K for the year ended December 31, 2004 File No. 1-31375

Dear Ms. van Doorn:

     We are submitting this response to your letter dated May 9, 2005 with respect to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) of Windrose Medical Properties Trust (the “Company”).

     For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your May 9, 2005 comment letter, and is followed by our corresponding response.

Form 10-K for the year ended December 31, 2004

Note 2 Summary of Significant Accounting Policies

Real Estate Investments, page F-9

1.	We understand from this note that the amounts allocated to above market leases are included in acquired lease intangibles and are amortized as a reduction of rental revenue over the “remaining terms” of the respective leases. What consideration did you give to amortizing this asset over the remaining non-cancelable lease term of the respective leases assuming no renewals? Further, what consideration did you give to amortizing the below market lease values over the remaining initial lease term plus any fixed-rate renewable periods?

Response: For purposes of amortizing the above market leases, we analyze the leases and make a determination of the “effective” term to use as the amortization period. The effective lease term is normally the non-cancelable lease term as stated in the lease except

Ms. Linda van Doorn
May 20, 2005

in leases where there is an “early-out” provision without punitive payment, in which case the effective term would be the period through which the tenant can exercise the “early-out” option. In no cases does the effective term include any assumed renewal periods. We will clarify this policy in future filings.

For purposes of amortizing the below market leases, we analyze the leases to determine if there is a fixed-rate renewal option at a below market renewal rate. If there is a fixed-rate renewal option at a below market renewal rate, we amortize the below market lease intangible over the initial term plus the fixed-rate renewal term. We will also clarify this policy in future filings; however, at December 31, 2004, we had no below market leases with fixed-rate renewal terms.

Service Operations, page F-9

2.	We note that contract revenues are recognized using the percentage of completion method based on hours incurred in relation to total estimated hours to be incurred. In general, the staff has not objected to a revenue recognition model for service contracts that recognizes revenue as the service is performed using a proportional performance model as contemplated under SAB Topic 13. While this type of model would generally be an output-based approach, the staff has accepted an input-based approach where the input measures were deemed to be a reasonable surrogate for output measures. Please clarify for us how the Company determined that the use of an input-based methodology was appropriate.

Response: We use hours expended as a percentage of total budgeted hours to measure progress towards completion. Our role is fundamentally like that of a consultant and is viewed as project management not as a construction general contractor.

One “drawback” cited to input based measures is the impact of inefficiencies when measuring actual hours worked. We monitor hours charged to the project to evaluate if any inefficiencies have occurred and adjust the budgeted hours accordingly. Therefore, inefficiency would result in immediate adjustment and accurate results for the project to date.

Another reason we use hours as a measure is that our Service Operations (as defined in the Form 10-K) has no tangible output except for the completed project. Payments to the contractors or sub contractors for the completion of the elements that make up the project are made by the project owner, and not by our Service Operations. Our Service Operations has very little measurable project related expense except for labor. Without separate units of measurable output produced and very limited expense except for the labor hours and overhead type cost associated with the use of labor, we believe our method currently being used to determine percentage completion recognizes the true progress on the project and results in the fairest recognition of revenues recorded.

Ms. Linda van Doorn
May 20, 2005

Note 3 Derivative Instruments, page F-13

3.	This note indicates that the interest rate swap acquired in connection with the acquisition of the Urology Center of the South was recorded as a liability equal to the breakage fee related presumably to terminating the swap. Please clarify to us if this was the same as the fair value of the swap and if not, what was the reasoning for recording the liability at the breakage fee amount versus fair value under SFAS 133.

Response: The amount recorded is the same as the fair value of the swap. We will clarify this in future filings.

Certifications

4.	We note that Exhibits 31.04, 31.05 and 31.06 refer to a quarterly rather than an annual report on Form 10-K in several instances. Please amend to conform to Item 601 of Regulation S-K.

Response: Please see Amendment No. 2 to the Annual Report of the Company on Form 10-K/A for the fiscal year ended December 31, 2004 that we filed today with the SEC.

     In connection with this letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings made by the Company with the Commission; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 317-860-8855.

Very truly yours,

/s/ C. Douglas Hanson

cc:	Mr. Eric McPhee Mr. Fred S. Klipsch Mr. Frederick L. Farrar Mr. David C. Wright